Exhibit 99.1
RATIOS OF EARNINGS TO FIXED CHARGES
     The following table shows our unaudited historical ratios of earnings to fixed charges for the periods indicated, computed in accordance with Norwegian GAAP and U.S. GAAP.

	Six Months Ended	Year Ended December 31,
	June 30, 2006	2005	2004	2003	2002	2001
Norwegian GAAP(1)	1.08	1.06	1.14	1.19	1.14	1.08
U.S. GAAP(1)	—	—	1.62	—	1.37	1.48

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003 the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 443 million (USD 66 million). In 2005 and at June 30, 2006, the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP income before extraordinary items. The amount of the coverage deficiency was NOK 2,272 million (USD 339 million) in 2003, NOK 0.1 million (USD 0.02 million) in 2005 and NOK 1,066 million (USD 171 million) at June 30, 2006. See Note 34 to our audited consolidated financial statements for further discussion of U.S. GAAP earnings. The negative U.S. GAAP earnings in 2003 and the negative U.S. GAAP income in 2005 and at June 30, 2006 were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.